glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 72200
Facsimile +353 56 72222
www.glanbia.com

By TNT Express Worldwide

[redacted]
02028797

9 April 2002

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

RECD S.E.C.
APR 10 2002
070

Issuer: Glanbia plc
File No. 82-4734

SUPPL

Dear Sirs,

Further to our last submission by letter dated 19 October 2001, I now enclose herewith for your kind attention all information required by Rule 12g3 2(b) for the period 1 October 2001 to 31 March 2002.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

I should be further obliged if you would kindly acknowledge receipt of the enclosed documents at your convenience.

Yours faithfully,

John J Roche
Deputy Group Secretary

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Encls.

GLANBIA plc

DOCUMENTS - IRISH AND LONDON STOCK EXCHANGES

PERIOD FROM 1 October 2001 to 31 March 2002

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Dealing by Director – Mr L Herlihy	5 November 2001	Stock Exchange
2. Announcement of resignation of Mr Ned Sullvan as a non-executive director of the Company	7 December 2001	Stock Exchange
3. Announcement – re Preliminary Announcement of Results for 2001 on 6 March 2002	26 February 2002	Stock Exchange
4. Glanbia plc Preliminary Announcement of Results for year ended 29 December 2001	6 March 2002	Stock Exchange
5. Blue Form – Final Dividend details for year ended 29 December 2001	6 March 2002	Stock Exchange
6. Dealing by Director – Mr EP Fitzpatrick	6 March 2002	Stock Exchange
7. Dealing by Director – Mr M Parsons	30 May 2001	Stock Exchange
8. Dealing by Director – Mr JJ Moloney	8 March 2002	Stock Exchange

John Roche

DOCUMENT 1

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 331353

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company GLANBIA PLC	2. Name of Director LIAM HERLIHY
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR + SPOUSE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) LIAM + MRS MARY HERLIHY
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction PURCHASE OF SHARES - BENEFICIAL

7. Number of shares/ amount of stock acquired 12,000	8. Percentage of issued Class NEGLIGIBLE	9. Number of shares/ amount of stock disposed N/A	10. Percentage of issued Class N/A
11. Class of security ORD €0.06	12. Price per share € 1.35	13. Date of transaction 5 NOVEMBER 2001	14. Date company informed 9 NOVEMBER 2001

15. Total holding following this notification 81,804	16. Total percentage holding of issued class following this notification NEGLIGIBLE

If a director has been granted options by the company please complete the following boxes

17. Date of grant N/A	18. Period during or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number of shares or debentures over which options held following this notification N/A
23. Any additional information N/A	24. Name of contact and telephone number for queries JOHN ROCHE +353 56 72212

25. Name and signature of authorised company official responsible for making this notification

[signature] JOHN J. ROCHE
DEPUTY GROUP SECRETARY

Date of notification 12 NOVEMBER 2001

Document 2

GLANBIA plc

The Board of Glanbia plc announces that Mr Ned Sullivan has resigned as a non-executive director of the Company, effective from 7 December 2001.

Mr Sullivan retired as Group Managing Director of the Company in June 2001 but had agreed to continue to serve as a Director until December 2001. The Chairman Mr Tom Corcoran thanked Mr Sullivan for the important contribution he has made to Glanbia since 1998.

Released to Stock Exchange 7 December 2001

Document 3

Name of Company : Glanbia plc

AVS Security Number : 255961

Date of Release : 26 February 2002

Contact : John Roche
Glanbia plc

Telephone: 056/72200

Glanbia plc

The Company wishes to advise that the Preliminary Announcement of Results for the year ended 29 December 2001 will be issued to the Company Announcements Office on the morning of Wednesday, 6 March 2002.

For further information, please contact: -

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

26 February 2002

ENDS.

Document 4

glanbia

Press Release

Corporate Communications Department
Glanbia House
Kilkenny
Ireland

Telephone + 353 56 72200
Facsimile + 353 56 50834
www.glanbia.com

Glanbia plc
Preliminary Announcement of Results
Year Ended 29 December 2001

Highlights	Y/E 29 Dec 2001 Euro	Y/E 30 Dec 2000 Euro	Change
Turnover	**2,625.41m**	2,401.74m	**+9.3%**
EBITDA	**148.91m**	138.81m	**+7.3%**
Operating Profit*	**93.23m**	82.71m	**+12.7%**
Profit before Tax / Exceptional Items	**66.60m**	53.69m	**+24.0%**
Adjusted EPS	**15.85c**	11.55c	**+37.2%**
Dividend	**4.53c**	4.32c	**+5.0%**
Net Borrowings	**242.66m**	293.96m	**-17.5%**
Debt / Capital Employed**	**75.2%**	101.5%	

**Including share of operating profit of joint ventures & associates*
***Excluding capital grants*

Summary

- Glanbia continued to make steady progress in 2001
- Growth achieved in turnover, profits and earnings
- Shareholders funds increased by 18.2%, net borrowings down by 17.5%
- Strong performances achieved particularly in Irish and American operations
- Difficult trading conditions persist for UK consumer meats as well as UK foodservice
- Capacity expansion underway in nutritional ingredients and European pizza cheese operations

Commenting on the results, John Moloney, Group Managing Director, said, "We have made steady progress in building Glanbia's operating and financial performance and this work will continue into 2002. The Group continues to tighten its business focus and we will intensify our activities in cheese and nutrition during the coming year. We expect to continue making satisfactory progress in 2002."

Results

The Board of Glanbia plc is pleased to announce the preliminary results for the year ended 29 December 2001.

(i) Profit and Loss Account
Glanbia's top-line trading performance improved significantly in 2001. Group turnover grew by 9.3% to Eur2,625.41m (2000: Eur2,401.74m), reflecting a satisfactory increase in sales, particularly in dairy food ingredients and Irish consumer foods.

Operating profit (including share of operating profit of joint ventures & associates) increased by 12.7% to Eur93.23m (2000: Eur82.71m), reflecting strong performances in Dairy Food Ingredients, Irish Consumer Foods and satisfactory results in Agribusiness and UK cheese operations. The operating margin was 3.6% (2000: 3.4%).

Profit before exceptional items and tax increased by 24% to Eur66.60m (2000: Eur53.69m), principally reflecting increased sales and lower interest costs.

A net exceptional charge for the period of Eur5.53m arises primarily from continuing business refocusing around group strategy. It includes a loss on the sale of surplus distribution facilities in the UK, as well as a loss on the sale of the Irish 'Roscrea' consumer meats brand and associated assets in May 2001. This compares with a net gain on exceptional items in 2000 of Eur25.84m primarily arising from the sale of the 49% interest in Glanbia Cheese Limited to Leprino Foods in September 2000. After the impact of exceptional items, profit before tax was Eur61.07m compared to Eur79.53 in 2000.

Adjusted earnings per share increased by 37.2% to 15.85c (2000: 11.55c). FRS3 earnings per share were 13.71c (2000: 20.35c).

(ii) Cash Flow
Glanbia benefited in 2001 from an improved net cash in-flow. The Group's free cash position will strengthen going forward as 2001 represented the last year of deferred acquisition payments and merger costs. 2001 cash flow (PBT pre Exceptional Items + Depreciation + Grants) increased by 12% to Eur119.54m (2000: Eur106.77m). Net capital expenditure decreased to Eur40.48m compared to Eur44.74m in 2000. The depreciation charge in 2001 was Eur55.41m (2000: Eur55.83m). Acquisition payments, primarily the final deferred payment relating to Beni Foods, were Eur24.24m (2000:Eur23.34m).

(iii) Financing
The Group's Balance Sheet continued to strengthen during the year. Equity shareholders funds increased by 18.2% to Eur168.55m (2000:Eur142.60m). Net bank borrowings decreased by 17.5% to Eur242.66m (2000:Eur293.96m). Borrowings to capital employed (excluding capital grants) were 75.2% compared to 101% in 2000.

The interest charge for the year declined by 8.3% to Eur26.63m (2000: Eur29.02m), reflecting lower overall borrowings and further improvements in working capital utilisation. Interest cover was 3.5 times (2000: 2.9 times). Non-equity minority interest, which relates to Preferred Securities and Preference Shares, amounted to Eur13.04m (2000:Eur13.88m).

(iv) Dividend

A final dividend of 2.666450c is proposed, giving a total dividend for the year of 4.532965c (2000: 4.317109c). Irish dividend withholding tax will be deducted at the standard rate where applicable.

Review of Operations

Dairy Food Ingredients

The Dairy Food Ingredients Division comprises the USA and Irish cheese and dairy ingredient operations, which supply the international nutritional and food processing sectors.

This division achieved a very good performance. Turnover grew by 10.5% to Eur1,025.54m (2000: Eur928.29m). Operating profit increased by 5.2% to Eur59.41m (2000: Eur56.50m). The operating margin was 5.8%. The division accounted for 39% of Group turnover and 63.7% of Group operating profit. Turnover in the USA increased by 33.7% to Eur553.80m (2000: Eur414.07m), reflecting the full-year contribution from the highly efficient, expanded cheese and whey protein production facilities, which were commissioned in May 2000. Turnover in Ireland was Eur471.74m (2000:Eur514.22m).

Glanbia Foods Inc is one of the USA's top four producers of American cheddar-type cheese, supplying the food service, food processing and retail sectors. It is also a leading producer of high value-added dairy nutritional ingredients for domestic, Asian and European markets. It had an excellent overall performance in 2001, with increased sales and profitability following the major investments in 1999 and 2000. Continuing the Group's strategy of building a leadership position in the global dairy nutraceutical arena, further capacity was added for Provon™ whey protein isolate production during 2001. Investment is now also underway to significantly expand output of Bioferrin™, Glanbia's lactoferrin product, in response to growing global demand for bioactive ingredients.

In Ireland, Glanbia Ingredients is the leading dairy processing business, utilising over 30% of the national manufacturing milk pool. Modern large-scale facilities in three strategic locations produce a wide portfolio of cheese, protein, butterfat-based and formulated products and export over 95% of output to European, North and South American, African and Asian markets. This business had a very satisfactory performance in 2001, benefiting from a broad value added product portfolio. This offset some of the impact of weaker international market conditions in the second half of the year, which have persisted into 2002. In particular the business had continuing strong sales in protein products, cheese, formulated products and cream base.

Consumer Foods

Consumer Foods consists of businesses engaged in the processing and marketing of dairy and meat products primarily through retail and food service channels in the UK and Ireland. Consumer Foods had an improved overall performance compared to 2000. In particular, Irish consumer foods businesses performed strongly in 2001 and benefited from the launch of new functional food products in response to changing consumer needs. However the UK meat and food service businesses had a disappointing year.

Turnover advanced by 8% to Eur1,358.05m (2000: Eur1,254.86m) and operating profit recovered somewhat to Eur20.39m (2000: Eur12.08m). The operating margin was 1.5%.

Turnover in Ireland was Eur549.76m (2000:Eur508.40m) and in the UK was Eur808.28m (2000:Eur746.46m). Consumer Foods accounted for 51.7% of Group turnover and 21.9% of Group operating profit in 2001.

The Irish liquid milk business had a good performance during 2001, benefiting from continuing operating efficiencies and market development. This business is market leader in sales, market reach, brand positioning, quality standards and production efficiencies. The Avonmore milk brand was recognised as the top grocery brand in Ireland while the three processing sites were jointly accredited by the NSAI for the first virtual, integrated food safety and quality management system in Ireland.

The Irish chilled foods business also had a solid performance in a very competitive market environment, improving both sales and operating profits. A number of important new products were launched in the functional foods sector during the year which delivered incremental growth and grew market share. These Included Everybody from Yoplait, a new probiotic yogurt drink containing LGG, vitamins and minerals. Overall, this business enjoys market leadership in fresh dairy products, branded cheese and fresh soups in Ireland.

The UK retail cheese operations had a satisfactory year with improved sales and product mix, which assisted profitability and offset additional operational costs associated with the outbreak of Foot and Mouth Disease. This business has successfully positioned itself as the clear number two supplier to the UK retail cheese sector with a proven track record for product quality and market-leading service levels.

Our associate pizza cheese operation also had a good year in terms of sales and volumes. This joint venture business continues to build its position as the number one supplier to the European pizza sector. However Sterling / Euro exchange rates impacted overall margins. A major capital investment programme to expand overall capacity and utilise proprietary Leprino technology in Europe is well advanced.

Glanbia Food Service is a leading distributor of fresh and chilled food products to the UK foodservice sector. Despite improved operating efficiencies and the gain of a major new contract, the business had a disappointing year, driven by difficult market conditions in the food service distribution sector generally. An improved performance is now being achieved and is expected to continue in 2002.

The Group's fresh pork operations in Ireland and Great Britain hold the number two position in the combined British and Irish markets, supplying fresh pork products to retail and food processing sectors as well as serving important export markets.
The outbreak of Foot and Mouth Disease impacted operations in the UK and closed certain overseas markets. Despite this, a satisfactory overall performance was achieved with Irish operations playing an important role in ensuring continued, quality supply to key UK customers.

UK consumer meats supplies a wide range of sliced cooked meats to the UK retail sector. While an improved year-on-year performance was achieved in 2001 compared to 2000, the business continued to be loss-making principally due to difficult market conditions generally, including sector over-capacity and intense competition. Since year-end the business has been informed that it will experience substantial volume loss, effective from mid-year. This development will potentially have a significant impact on the business unless replaced by other volume gains. Accordingly a major strategic review of UK consumer meats is currently underway. The financial costs of any restructuring that may be implemented following this review will be reflected in the 2002 financial statements.

Agribusiness

The Agribusiness Division is Glanbia's primary link with its farmer supply base in Ireland. It is engaged in milk assembly, animal feed production, the supply of farm inputs via a comprehensive branch network, grain assembly and marketing and pig production.

The division performed well overall in 2001, despite the operating challenges and additional costs associated with the outbreak of Foot and Mouth Disease. Turnover increased by 10.6% to Eur241.82m (2000: Eur218.59m) arising from increased sales of farm inputs. However operating profit declined marginally to Eur13.43m (2000: Eur14.13m) arising from difficult trading conditions in fertiliser and grain markets. The division accounted for 9.2% of Group turnover and 14.4% of Group operating profit in 2001. The operating margin was 5.6%.

Outlook

Glanbia continued to make solid progress in 2001 in improving overall performance and reducing borrowings. The primary focus in 2002 is to further strengthen Group performance and advance implementation of our strategy for growth in cheese and nutrition.

The Group expects that it will continue to make satisfactory overall progress in 2002.

Annual Report / AGM / Dividends

The Annual Report and Financial Statements will be published in April. The Annual General Meeting will take place in the Newpark Hotel, Kilkenny on 22 May 2002.

The final dividend, if approved, will be paid on 27 May 2002 to all shareholders on the register on 26 April 2002.

Save As You Earn Scheme

The Board has decided to introduce a Save As You Earn Scheme for employees in Ireland and the UK, subject to approval at the AGM. To enable implementation, up to three million Glanbia plc shares may be purchased in the market by the trustees of the Scheme in due course.

Ends
6 March 2002

Enquiries to:

Ireland:	Michael Patten, Director of Communications Glanbia plc. Tel: 056-72200 or 087-2414502 (m)
	Jim Milton, Murray Consultants Tel: 01-6326400 or 086-2558400 (m)
UK	Paul Carroll, Communique PR Tel: 0161-228 6677 or 077989852742 (m)

Glanbia plc
Consolidated Profit and Loss Account
for the year ended 29 December 2001

	Notes	Pre Exceptional 2001 Eur'000	Exceptional 2001 Eur'000	Total 2001 Eur'000	Pre Exceptional 2000 Eur'000	Exceptional 2000 Eur'000	Total 2000 Eur'000
Turnover		2,693,940		2,693,940	2,429,812		2,429,812
Less share of turnover of joint venture		(68,532)		(68,532)	(28,070)		(28,070)
Group Turnover	1	2,625,408		2,625,408	2,401,742		2,401,742
Cost of Sales		(2,296,087)		(2,296,087)	(2,091,999)		(2,091,999)
Gross Profit		329,321		329,321	309,743		309,743
				-			-
Distribution costs		(133,154)		(133,154)	(133,028)		(133,028)
Administrative expenses		(104,505)		(104,505)	(94,889)		(94,889)
Group Operating Profit		91,662		91,662	81,826		81,826
Share of operating profit of joint ventures & associates		1,568		1,568	884		884
Operating profit including joint ventures & associates	1	93,230		93,230	82,710		82,710
(Loss) / profit on sale of operations	2		(2,046)	(2,046)		23,126	23,126
(Loss) / profit on sale of fixed assets	3		(3,486)	(3,486)		5,502	5,502
Reorganisation and merger costs				-		(2,785)	(2,785)
Group Interest		(26,413)	-	(26,413)	(28,871)	-	(28,871)
Share of interest of joint ventures and associates		(218)	-	(218)	(152)	-	(152)
Profit / (loss) before taxation		66,599	(5,532)	61,067	53,687	25,843	79,530
Taxation		(6,972)	(449)	(7,421)	(5,652)	171	(5,481)
Profit / (loss) after taxation		59,627	(5,981)	53,646	48,035	26,014	74,049
Equity minority interest				(492)			(622)
Non-equity minority interest				(13,042)			(13,876)
Profit for the year				40,112			59,551
Dividends	4			(13,260)			(12,627)
Profit retained for the year				26,852			46,924
Earnings per share	5			13.71c			20.35c
Adjusted earnings per share	5			15.85c			11.55c

Glanbia plc
Consolidated Balance Sheet
as at 29 December 2001

	2001 Eur'000	2000 Eur'000
Assets employed		
Fixed assets		
Tangible assets	511,720	533,428
Goodwill	5,042	4,958
Financial assets:		
Investments in joint ventures:		
Share of gross assets	26,638	22,476
Share of gross liabilities	(13,859)	(9,763)
	12,779	12,713
Investments in associates	8,439	8,091
Other investments	11,805	14,119
	33,023	34,923
	549,785	573,309
Current assets		
Stocks	218,032	197,386
Debtors	259,875	295,222
Cash and bank balances	123,396	113,829
	601,303	606,437
Creditors - amounts falling due within one year	410,262	427,932
Net current assets	191,041	178,505
Total assets less current liabilities	740,826	751,814
Less non-current liabilities		
Creditors - amounts falling due after more than one year	376,757	418,823
Provision for liabilities and charges		
Deferred taxation	21,109	17,238
Capital grants	20,203	26,030
	322,757	289,723
Capital and reserves		
Called up equity share capital	17,551	17,551
Share premium account	80,005	80,005
Merger reserve	113,148	113,148
Revenue reserves	(44,977)	(70,922)
Capital reserves	2,825	2,825
Equity shareholders' funds	168,552	142,607
Equity minority interests	6,428	6,052
Non-equity minority interests	147,777	141,064
	322,757	289,723

Glanbia plc
Summary Cash Flow Statement
For the year ended 29 December 2001

	2001 Eur'000	2000 Eur'000
Profit before tax and exceptionals	66,599	53,687
Less non-cash profits	(434)	(2,075)
Depreciation	55,409	55,827
Grants amortised	(2,081)	(2,717)
Grants received	44	2,052
Trading cash flow	**119,537**	**106,774**
Working capital decrease	30,153	29,825
Divestment receipts	7,799	37,226
Proceeds on disposal of investments	1,763	4,963
Total cash inflow	**159,252**	**178,788**
Less expenditure:		
Capital expenditure (net of disposals)	40,482	44,739
Tax payment	2,057	4,393
Dividends paid - equity	12,888	17,271
Dividends paid - minority interest	12,277	13,499
Merger cash costs	10,244	20,127
Acquisition payments	24,244	23,342
Preference share redemption	-	13,622
Bank balances in divestments	-	(653)
Net inflow of funds	**57,060**	**42,448**
Currency translation impact	(5,761)	174
Decrease in borrowings	**51,299**	**42,622**

Glanbia plc

Notes to the Financial Statements

1. Segmental analysis

	2001 Eur'000	2000 Eur'000
Analysis by class of business		
Turnover		
Consumer Foods	1,358,049	1,254,862
Food Ingredients	1,025,541	928,288
Agribusiness	241,818	218,592
	2,625,408	2,401,742
Operating profit (including share of profits of joint venture and associates)		
Consumer Foods	20,390	12,079
Food Ingredients	59,415	56,496
Agribusiness	13,425	14,135
	93,230	82,710

GEOGRAPHICAL SEGMENTS

Turnover by market destination

	2001 Eur'000	2000 Eur'000
Ireland	792,824	692,820
UK / rest of Europe	1,117,329	1,032,194
USA / other	715,255	676,728
	2,625,408	2,401,742

2. Loss on sale of operations

	Roscrea Consumer Meats Euro'000	Other Euro'000	Total Euro'000
Loss on disposal of net assets	(760)	(62)	(822)
Goodwill transferred to profit and loss account on disposal	(1,224)		(1,224)
	(1,984)	(62)	(2,046)

3. (Loss) / profit on sale of fixed assets

	2001 Euro'000	2000 Euro'000
On disposal of quoted investments	-	4,663
(Loss) / profit on disposal of tangible assets	(3,486)	839
	(3,486)	5,502

4. Dividends

	2001	2000
Interim dividend paid per share (cent)	1.87	1.78
Final dividend proposed per share (cent)	2.66	2.54
	4.53	4.32
Total dividend (Euro'000)	13,260	12,627

5. Earnings per ordinary share

	2001 Euro'000	2000 Euro'000
Profit after taxation and minority interest	40,112	59,551
Weighted average number of ordinary shares in issue	292,514,184	292,514,184
	cent	**cent**
Earnings per share	13.71	20.35
Adjustments:		
Goodwill amortisation	0.09	0.09
Loss / (profit) on sale of operations	0.86	(7.81)
Loss / (profit) on sale of fixed assets	1.19	(1.71)
Reorganisation and merger costs	-	0.63
Adjusted earnings per share	15.85	11.55

6. Group Borrowings

	2001 Euro'000	2000 Euro'000
Borrowings due with one year	1,006	3,290
Borrowings due after one year	365,049	404,497
Less:		
Cash and bank balances	(123,396)	(113,829)
Net borrowings	242,659	293,958

Document 5

Telephone : Dublin (+353 1) 617 4200
Fax : (+353 1) 667 6045

COMPANY ANNOUNCEMENTS OFFICE,
THE IRISH STOCK EXCHANGE,
28 ANGLESEA STREET,
DUBLIN 2.

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on you Company's Securities mentioned below, I shall be obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest possible moment,*** my objective being to make the Securities Ex on the proper date.

The Particulars requested are additional to any announcement re date of Board Meeting, Dividends, Profit figures etc.

Yours faithfully,
JAMES FERGUSON
Operations Manager.

....

The Secretary
Glanbia plc
Glanbia House
Kilkenny

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

TITLE OF SECURITY	**Ordinary €0.06**		
Date of Board Meeting at which Dividend was recommended/~~declared.~~	**5 March 2002**		Excluding Supplementary Distribution (if any)
For ~~Quarter/Half Year~~/Year to	**29 December 2001**		
Rate per cent actual (Please state net or gross)	**44.440833 % Gross**		Supplementary Distribution (if any)
Amount payable in Cash per Share (Please state **net or gross).**	**2.666450 c Gross**		
Euro equivalent of amount Payable in Cash per Share **(to 6 decimal places**	**2.666450 c Gross**		
Rate of TAX deducted/credited Pence per share (**to 6 decimal places)** If subject to dividend withholding tax, please state.	**Subject to Withholding Tax**		NIL
.. the above security has the facility to convert, please state 1) the conversion period(s) for this year	**N/A**		
2) whether converting shareholders retain the dividend/interest die on the above security.	**N/A**		
If Dividend is the final for year state the total amount for year..	**4.532965 c**		
Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest	**3pm 26 April 2002**		
TRANSFER BOOKS CLOSED (if Crest security do not complete this section)	From **N/A** To inclusive	From To inclusive	From To inclusive
Date of Dividend Payment or Interest due (with number of coupon were applicable)	**27 May 2002**		
Date of Annual General Meeting (where Applicable).	**22 May 2002**		

DOCUMENT 6

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 837753

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company: GLANBIA plc	2. Name of Director: E P FITZPATRICK
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest: DIRECTOR	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified): —
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s): —	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction: PURCHASE OF SHARES - BENEFICIAL

7. Number of shares/ amount of stock acquired: 18,570	8. Percentage of issued Class: NEGLIGIBLE	9. Number of shares/ amount of stock disposed: N/A	10. Percentage of issued Class: NEGLIGIBLE

11. Class of security: ORDINARY €0.06	12. Price per share: €1.39	13. Date of transaction: 6 MARCH 2002	14. Date company informed: 8 MARCH 2002
15. Total holding following this notification: 38,501		16. Total percentage holding of issued class following this notification: NEGLIGIBLE	

If a director has been granted options by the company please complete the following boxes

17. Date of grant: N/A	18. Period during or date on which exercisable: N/A
19. Total amount paid (if any) for grant of the option: N/A	20. Description of shares or debentures involved: class, number: N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: N/A	22. Total number of shares or debentures over which options held following this notification: N/A
23. Any additional information: N/A	24. Name of contact and telephone number for queries: JOHN ROCHE 00 353 56 72212
25. Name and signature of authorised company official responsible for making this notification. Date of notification: 8 MARCH 2002	[signature] JOHN J. ROCHE DEPUTY GROUP SECRETARY

Irish Stock Exchange Company Announcements Office, 28 Anglesea Street, DUBLIN 2 Fax: 677 6045

Document 7

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 837753

Disclosure of Interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company GLANBIA plc	2. Name of Director M. PARSONS
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest JOINT A/C: DIRECTOR & SPOUSE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) DAVY NOMINEES LIMITED
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) –	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction PURCHASE OF SHARES BENEFICIAL

7. Number of shares/ amount of stock acquired 15,000	8. Percentage of issued Class NEGLIGIBLE	9. Number of shares/ amount of stock disposed N/A	10. Percentage of issued Class NEGLIGIBLE

11. Class of security ORDINARY €0.06	12. Price per share €0.86	13. Date of transaction 30 MAY 2001	14. Date company informed 8 MARCH 2002
15. Total holding following this notification 26,344		16. Total percentage holding of issued class following this notification NEGLIGIBLE	

If a director has been granted options by the company please complete the following boxes

17. Date of grant N/A	18. Period during or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (If fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number of shares or debentures over which options held following this notification N/A
23. Any additional information N/A	24. Name of contact and telephone number for queries JOHN ROCHE 00 353 56 72212
25. Name and signature of authorised company official responsible for making this notification Date of notification 8 MARCH 2002	[signature] JOHN J. ROCHE DEPUTY GROUP SECRETARY

Document 8

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 058233

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company GLANBIA plc	2. Name of Director. JJ MOLONEY
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest JOINT A/C: DIRECTOR & SPOUSE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) TO BE REGISTERED IN THE JOINT NAMES OF JOHN J MOLONEY & JOAN MOLONEY
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction PURCHASE OF SHARES - BENEFICIAL -

7. Number of shares/ amount of stock acquired	8. Percentage of issued Class	9. Number of shares/ amount of stock disposed	10. Percentage of issued Class
20,000	NEGLIGIBLE	N/A	NEGLIGIBLE

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY €0.06	€1.38	8 MARCH 2002	12 MARCH 2002

15. Total holding following this notification 60,000	16. Total percentage holding of issued class following this notification NEGLIGIBLE

If a director has been granted options by the company please complete the following boxes

17. Date of grant N/A	18. Period during or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number of shares or debentures over which options held following this notification N/A
23. Any additional information N/A	24. Name of contact and telephone number for queries JOHN ROCHE 00 353 56 72212

25. Name and signature of authorised company official responsible for making this notification

Date of notification 12 MARCH 2002

J Roche

JOHN J. ROCHE
DEPUTY GROUP SECRETARY

GLANBIA plc

DOCUMENTS - COMPANIES REGISTRATION OFFICE (DUBLIN)

PERIOD FROM 1 October 2001 to 31 March 2002

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Form B10 Resignation of Edmond Francis Sullivan as director of Glanbia plc	7th December 2001	The Registrar of Companies pursuant to Section 195 of the Companies Act 1963.

John Roche

Document 1

Blueprint 2000 Company Secretary

Companies Registration Office

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 1999

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number

129933

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

ase complete using ck block capitals or ewriting

Company Name *in full*

Glanbia plc

e one
e details of change(s) specify date. Only nges which occur on the ne date may be ste: y this ficati... Otherwise, arate notifications uld be made. If a new ctor or secretary has n appointed complete next section.

Gives notice of the following change(s) *note one*

That Edmond Francis Sullivan resigned as Director

Date change(s) take(s) effect Day 7 Month December Year 2001

: two
ite as appropriate. ere particulars of ctors are included by e of section 195(9) the ctors consent need not ompleted.

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three* N/A

Forename *note three* N/A

Former surname *note five*

Former forename *note five*

: three
rt full name (initials will suffice) and usual idential address. Where e partners in a firm are secretaries the name principal address of the a'one may be given.

Business Occupation *note four*

Date of Birth *note four* Day Month Year

Home address *note three*

Nationality *note four*

REC. No. 809626
SUB. No. 3011818
DATE 11/12/01

four
icable to directors only

Other directorships *note six*

Registered at *note seven*

Company number

Signature [signature]

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Date 10 December 2001

Name *Block letters please* SIOBHÁN TALBOT

Presenter's Name Group Secretariat Department

Address Glanbia plc, Glanbia House, Kilkenny